UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.


                         SCHEDULE 13G


           Under the Securities Exchange Act of 1934
                     (Amendment No. _____)*

                      Aspect Development, Inc.
-----------------------------------------------------------
                    (Name of Issuer)

                                    Common Stock
-----------------------------------------------------------
               (Title of Class of Securities)

                                    045234101
-----------------------------------------------------------
                       (CUSIP Number)
Check the following box if a fee is being paid with this statement (X). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                    (Continued on following page(s))
                           Page 1 of 7 Pages


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                       SCHEDULE 13G

CUSIP NO. 045234101
--------------------

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. ABOVE PERSON

   Cognizant Corporation 06-1450569
-----------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)
                                                (b)
-----------------------------------------------------------

3. SEC USE ONLY
-----------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-----------------------------------------------------------
NUMBER OF           5. SOLE VOTING POWER
SHARES                 1,464,865
                  -----------------------------------------
BENEFICIALLY        6. SHARED VOTING POWER
OWNED BY                329,291
EACH              -----------------------------------------
REPORTING           7. SOLE DISPOSITIVE POWER
PERSON                 1,464,865
WITH              -----------------------------------------
                    8. SHARED DISPOSITIVE POWER
                        329,291
                  -----------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    1,794,156
-----------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*   (  )
-----------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.8%
-----------------------------------------------------------
12. TYPE OF REPORTING PERSON*
    CO
-----------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13G

CUSIP NO. 045234101
--------------------

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. ABOVE PERSON

   Cognizant Enterprises, Inc.    13-3528119
-----------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)
                                                (b)
-----------------------------------------------------------

3. SEC USE ONLY
-----------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-----------------------------------------------------------

NUMBER OF           5. SOLE VOTING POWER
SHARES                        -0-
                  -----------------------------------------
BENEFICIALLY        6. SHARED VOTING POWER
OWNED BY                329,291
EACH              -----------------------------------------
REPORTING           7. SOLE DISPOSITIVE POWER
PERSON                        -0-
WITH              -----------------------------------------
                    8. SHARED DISPOSITIVE POWER
                        329,291
                  -----------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    329,291
-----------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*   (  )
-----------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)2.7%
-----------------------------------------------------------
12. TYPE OF REPORTING PERSON*
    CO
-----------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM                1 (a). NAME OF ISSUER Aspect Development, Inc.
-----------------------------------------------------------
ITEM 1 (b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
                    OFFICES
1300 Charleston Road, Mountain View, CA 94943
-----------------------------------------------------------
ITEM 2 (a).   NAME OF PERSON FILING
   Cognizant Corporation("Cognizant")and its wholly-
   owned subsidiary, Cognizant Enterprises, Inc. ("CEI")
----------------------------------------------------------
ITEM 2 (b). ADDRESS OF PRINCIPAL BUSINESS OFFICE The principal business offices of Cognizant and CEI are located at 200 Nyala Farms, Westport, Connecticut 06880.
-----------------------------------------------------------
ITEM 2 (c).   CITIZENSHIP
   Cognizant and CEI are incorporated in the State of
   Delaware
-----------------------------------------------------------
ITEM 2 (d).   TITLE OF CLASS OF SECURITIES
                    Common Stock
-----------------------------------------------------------
ITEM 2 (e).   CUSIP NUMBER
                    045234101
-----------------------------------------------------------
ITEM 3.
                    Not Applicable
-----------------------------------------------------------
ITEM 4.       OWNERSHIP
    The following information is provided as of December 31, 1996: (a) Amount Beneficially Owned Cognizant is the owner of record and beneficially of
    1,464,865   shares  of  Common  Stock.  CEI  is  the  owner  of  record  and beneficially of 329,291 shares of Common Stock. Cognizant, as the owner of 100% of the voting stock of CEI, may also be deemed to be a beneficial owner of the shares held by it, for an aggregate beneficial ownership by Cognizant of 1,794,156 shares.

    (b)  Percent of Class:
            Cognizant - 14.8%
         CEI - 2.7%


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
    (c)  NUMBER OF SHARES AS TO WHICH COGNIZANT AND CEI
         HAVE:
         (i)   sole power to vote or to direct the vote:
               Cognizant -  1,464,865
               CEI -  None
         (ii)  shared power to vote or to direct the vote:
               Cognizant - 329,291
               CEI - 329,291
        (iii)  sole power to dispose or to direct the
               disposition of:
               Cognizant - 1,464,865
               CEI - None
        (iv) shared power to dispose or to direct the disposition of :
                  Cognizant - 329,291
               CEI - 329,291

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS
            Not Applicable
-----------------------------------------------------------
ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
         ANOTHER PERSON
         Not applicable
------------------------------------------------------------
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
         See item 2 (a)
-----------------------------------------------------------
ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP
         Not applicable
------------------------------------------------------------
ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
         Not applicable
------------------------------------------------------------
ITEM 10.  CERTIFICATION
          Not applicable
------------------------------------------------------------

SIGNATURE
----------
     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 7, 1997

                          COGNIZANT CORPORATION


                          By   /s/ Kenneth S. Siegel
                             ------------------------------
                             Name:  Kenneth S. Siegel
                             Title:  Senior Vice President
                                & General Counsel

                          COGNIZANT ENTERPRISES, INC.


                          By  /s/ Susan H. Reynolds
                             -------------------------------
                              Name: Susan H. Reynolds
                              Title: Secretary

                               AGREEMENT


                                            Westport, CT
                                            February 7, 1997

     Cognizant Corporation ("Cognizant")and Cognizant
     Enterprises, Inc. ("CEI") hereby agree to file a joint Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of common stock issued by Aspect Development, Inc.
     Cognizant and CEI state they are entitled to individually use Schedule 13G pursuant to Rule 13d-1 (c) of the Act.

     Both Cognizant and CEI are responsible for the timely filing of the statement and any amendments thereto and for the completeness and accuracy of the information concerning each of them contained therein, but neither is responsible for the completeness or accuracy of the information concerning the other.

                          COGNIZANT CORPORATION


                          By: /s/ Kenneth S. Siegel
                             -----------------------------
                             Name:  Kenneth S. Siegel,
                                         Title: Senior Vice President
                                & General Counsel


                           COGNIZANT ENTERPRISES, INC.


                           By:  /s/ Susan H. Reynolds
                              ----------------------------
                              Name:  Susan H. Reynolds
                              Title: Secretary